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                            July 17, 2020

       Jacques Stern
       Chief Executive Officer
       Global Blue Group Holding AG
       Z  richstrasse 38
       8306 Br  ttisellen
       Switzerland

                                                        Re: Global Blue Group
Holding AG
                                                            Amendment No. 2 to
Registration Statement on Form F-4
                                                            Filed July 8, 2020
                                                            File No. 333-236581

       Dear Mr. Stern:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form F-4

       Risk Factors
       Risks Related to New Global Blue   s Business and Operations Following
the Business
       Combination, page 72

   1. We note that Globetrotter began to acquire public shares from institutional investors in May 2020 with the
intention of supporting the business combination. Highlight that
                                                        Globetrotter, Silver
Lake and other aligned shareholders have a strong economic interest in the business
combination being approved that may not align with the economic interests of the minority
shareholders.
 Jacques Stern
FirstName
Global BlueLastNameJacques Stern
            Group Holding AG
Comapany
July       NameGlobal Blue Group Holding AG
     17, 2020
July 17,
Page  2 2020 Page 2
FirstName LastName
Global Blue's Management's Discussion and Analysis of Financial Condition and Results of
Operation
Internal factors, page 227

2. Please revise to update the success ratio and average technology spend to include the
         March 31, 2020 information.
Global Blue Group AG
Notes to the Consolidated Financial Statements
Note 17 Intangible Assets, page F-51

3. You state that changes to the assumptions used in your goodwill impairment analysis
         would not result in an impairment    given the significant headroom.
 Please address the
         following:
             Explain further what you mean by    significant headroom;
             Tell us the percentage by which each CGU   s recoverable amount
exceeds the
              carrying value;
             Clarify how the current COVID-19 environment impacted your sensitivity analysis and specifically address whether you considered using a negative revenue growth rate assumption; and
             Explain how you determined you had significant headroom considering the recent goodwill impairment charge.
4.       Please address the following related to the    1.551 million goodwill
impairment
         charge recorded in fiscal 2020:
             Revise to include a discussion of the specific factors that contributed to such charge.
             Refer to IAS 36.130;
             Tell us why you did not include this charge in Note 10. In this regard, we note that
             you classified the    2.019 million goodwill impairment charge as
an exceptional item
             in fiscal 2018; and
             Reconcile the    1.551 million goodwill impairment charge to note
(b) on page 43.

        You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 or Christine
Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff Attorney, at (202)
551-3447 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology
cc:      Howard A. Kenny, Esq.